EXHIBIT NO. 4: Voting Instruction

CEMEX, S.A.B. DE C.V.

Electronic Voting Instructions You can vote by Internet or telephone!

CEMEX, S.A.B. DE C.V. encourages you to take advantage of new and convenient ways by which you can vote your ADSs. You can vote your ADSs electronically via the Internet or by telephone by the Voting Instructions Deadline of September 2, 2009. This eliminates the need to return your Voting Instructions Card.

Vote by Internet
• Log on to the Internet and go to www.citi.com/dr.
• Click on “Investors” and then click on “Voting by Internet”.
• Follow the steps outlined on the secured website.
Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.
• Follow the instructions provided by the recorded message.
If you choose to vote your ADSs electronically or by telephone, there is no need to return your Voting Instructions Card.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Extraordinary General Shareholders Meeting - CEMEX, S.A.B. DE C.V. 123456C0123456789 12345

▼IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼
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If this Voting Instructions Card is signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.
      +

	For	Against	Abstain
Resolution 1.

Resolution 2.	N/A	N/A	N/A

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue. Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Date (mm/dd/yyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /

Extraordinary General Shareholders Meeting

1.
Resolution regarding a proposal of the board of directors to increase the variable portion of the capital stock, and to issue bonds convertible into shares; for which purpose a proposal will be made to issue up to 4.8 billion unsubscribed shares, to be initially held in the company’s treasury and subsequently subscribed by the investing public through a public offer, in terms of article 53 of the Securities Market Law or, if applicable, to effect the conversion of bonds issued pursuant to article 210 Bis of the Negotiable Instruments and Credit Transactions Law; preemptive subscription rights shall not be available in either case.

The shares representing the increase in the capital stock will be represented by ordinary participation certificates (“CEMEX.CPO”), each CPO representing three ordinary shares. The proposal will be that the public offer and, if applicable, the issuance of convertible bonds, be carried out within a period of 24 months.

2.	Appointment of a delegate or delegates to formalize the resolutions adopted at the meeting.

▼IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Extraordinary General Shareholders Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on September 2, 2009 for action to be taken.

2009 VOTING INSTRUCTIONS                                                                                                                                                              AMERICAN DEPOSITARY SHARES

CEMEX, S.A.B. DE C.V. (the “Company”)

CUSIP No.:	151290889.
ADS Record Date:	August 21, 2009.
Meeting Specifics:
Extraordinary General Shareholders Meeting - September 4, 2009 at 12:00 p.m. (local time), at the auditorium of Museo de Arte Contemporáneo A.C., located at Zuazua and Jardon streets, Col. Centro, in the city of Monterrey, Nuevo León, México.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting.
Depositary:	Citibank, N.A.
Deposit Agreement:
Second Amended and Restated Deposit Agreement (CPOs representing A and B Shares), dated as of August 10, 1999, as amended by Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated as of July 1, 2005 and by Letter Agreement, dated October 12, 2007.

Deposited Securities:
American Depositary Shares (“ADSs”), each representing the right to receive ten (10) Certificados de Participación Ordinarios (“CPOs”), each CPO representing economic interests in two (2) Series A Shares and one (1) Series B Share, without par value, of the Company.

Custodian:	Citi Banamex.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified on the reverse side hereof acknowledges receipt of a copy of the Depositary’s Notice of Extraordinary General Shareholders Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, as set forth in Section 4.10 of the Deposit Agreement, Holders of ADSs will not have the right to instruct the Depositary as to the exercise of voting rights in respect of A Shares underlying CPOs held in the CPO Trust (as defined in the Deposit Agreement). Under the terms of the CPO Trust, A Shares underlying CPOs held by non-Mexican nationals, including all A Shares underlying CPOs represented by ADSs, will be voted by the Trustee (as defined in the Deposit Agreement) according to the majority of all A Shares held by Mexican nationals and B Shares voted at the Meeting. However, Holders of ADSs will have the right to instruct the Depositary to exercise the voting rights of the B Shares underlying the CPOs represented by ADSs. Voting Instructions may be given only in respect of ADSs representing an integral number of B Shares.

If the Depositary shall not have received Voting Instructions from a Holder of ADSs on or prior to the ADS Voting Instructions Deadline, the Depositary will not instruct the Trustee of the CPO Trust to vote the B Shares underlying the CPOs represented by such Holder’s ADSs. Please note, however, that the B Shares underlying CPOs represented by ADSs for which no voting instructions have been received will be voted by the Trustee for the CPO Trust in cooperation with, and under the direction of, a technical committee appointed pursuant to the terms of the CPO Trust.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained therein.

CEMEX, S.A.B. DE C.V.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Extraordinary General Shareholders Meeting - CEMEX, S.A.B. DE C.V.

▼PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

If this Voting Instructions Card is signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.
      +

	For	Against	Abstain
Resolution 1.

Resolution 2.	N/A	N/A	N/A

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue. Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Date (mm/dd/yyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /

  +

Extraordinary General Shareholders Meeting

1.
Resolution regarding a proposal of the board of directors to increase the variable portion of the capital stock, and to issue bonds convertible into shares; for which purpose a proposal will be made to issue up to 4.8 billion unsubscribed shares, to be initially held in the company’s treasury and subsequently subscribed by the investing public through a public offer, in terms of article 53 of the Securities Market Law or, if applicable, to effect the conversion of bonds issued pursuant to article 210 Bis of the Negotiable Instruments and Credit Transactions Law; preemptive subscription rights shall not be available in either case.

The shares representing the increase in the capital stock will be represented by ordinary participation certificates (“CEMEX.CPO”), each CPO representing three ordinary shares. The proposal will be that the public offer and, if applicable, the issuance of convertible bonds, be carried out within a period of 24 months.

2.	Appointment of a delegate or delegates to formalize the resolutions adopted at the meeting.

▼PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Extraordinary General Shareholders Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on September 2, 2009 for action to be taken.

2009 VOTING INSTRUCTIONS                                                                                                                                                              AMERICAN DEPOSITARY SHARES

CEMEX, S.A.B. DE C.V. (the “Company”)

CUSIP No.:	151290889.
ADS Record Date:	August 21, 2009.
Meeting Specifics:
Extraordinary General Shareholders Meeting - September 4, 2009 at 12:00 p.m. (local time), at the auditorium of Museo de Arte Contemporáneo A.C., located at Zuazua and Jardon streets, Col. Centro, in the city of Monterrey, Nuevo León, México.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting.
Depositary:	Citibank, N.A.
Deposit Agreement:
Second Amended and Restated Deposit Agreement (CPOs representing A and B Shares), dated as of August 10, 1999, as amended by Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated as of July 1, 2005 and by Letter Agreement, dated October 12, 2007.

Deposited Securities:
American Depositary Shares (“ADSs”), each representing the right to receive ten (10) Certificados de Participación Ordinarios (“CPOs”), each CPO representing economic interests in two (2) Series A Shares and one (1) Series B Share, without par value, of the Company.

Custodian:	Citi Banamex.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified on the reverse side hereof acknowledges receipt of a copy of the Depositary’s Notice of Extraordinary General Shareholders Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, as set forth in Section 4.10 of the Deposit Agreement, Holders of ADSs will not have the right to instruct the Depositary as to the exercise of voting rights in respect of A Shares underlying CPOs held in the CPO Trust (as defined in the Deposit Agreement). Under the terms of the CPO Trust, A Shares underlying CPOs held by non-Mexican nationals, including all A Shares underlying CPOs represented by ADSs, will be voted by the Trustee (as defined in the Deposit Agreement) according to the majority of all A Shares held by Mexican nationals and B Shares voted at the Meeting. However, Holders of ADSs will have the right to instruct the Depositary to exercise the voting rights of the B Shares underlying the CPOs represented by ADSs. Voting Instructions may be given only in respect of ADSs representing an integral number of B Shares.

If the Depositary shall not have received Voting Instructions from a Holder of ADSs on or prior to the ADS Voting Instructions Deadline, the Depositary will not instruct the Trustee of the CPO Trust to vote the B Shares underlying the CPOs represented by such Holder’s ADSs. Please note, however, that the B Shares underlying CPOs represented by ADSs for which no voting instructions have been received will be voted by the Trustee for the CPO Trust in cooperation with, and under the direction of, a technical committee appointed pursuant to the terms of the CPO Trust.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained therein.